FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Gold Mineralization within Multiple Zones Across the Island Gold Deposit and Two Regional Exploration TargetsAlamos Gold Announces Closing of Manitou Gold Acquisition

Toronto, Ontario (November 9, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from its near mine and regional exploration drilling program at Island Gold. Underground exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit within the main E1E and C-Zones, as well as several hanging wall and footwall structures in proximity to existing underground infrastructure. Additionally, the regional exploration program has been successful in intersecting high-grade gold mineralization at two early-stage targets.
Island Gold Mine – main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include1:
•Island East (E1E-Zone)
•95.41 g/t Au (30.42 g/t cut) over 3.02 m (840-578-26);
•118.59 g/t Au (61.74 g/t cut) over 2.31 m (1015-640-12);
•62.09 g/t Au (61.83 g/t cut) over 2.19 m (840-632-24); and
•37.33 g/t Au (33.16 g/t cut) over 2.56 m (840-608-52).
•Island West (C-Zone)
•40.12 g/t Au (40.12 g/t cut) over 2.02 m (790-479-29);
•17.23 g/t Au (17.23 g/t cut) over 3.02 m (790-479-22); and
•23.79 g/t Au (23.79 g/t cut) over 2.05 m (790-479-20).
Island Gold Mine – hanging wall and footwall zone exploration highlights: high-grade gold mineralization continues to be intersected within a number of new and recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent a significant opportunity to add near mine Mineral Reserves and Resources which would be low cost to develop and produce given their proximity to existing infrastructure. New highlights include1:
•Island East Footwall Zones
NTH4 Zone
•168.03 g/t Au (27.88 g/t cut) over 3.14 m (840-632-21);
•43.33 g/t Au (24.58 g/t cut) over 2.00 m (840-632-43);
•25.94 g/t Au (13.92 g/t cut) over 3.14 m (840-632-32); and

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•19.55 g/t Au (11.36 g/t cut) over 2.03 m (840-632-25).
E1D1 Zone
•47.62 g/t Au (20.19 g/t cut) over 2.78 m (945-624-15);
•41.40 g/t Au (12.13 g/t cut) over 2.16 m (945-624-16);
•22.12 g/t Au (6.17 g/t cut) over 3.77 m (945-624-28); and
•17.32 g/t Au (11.84 g/t cut) over 3.81 m (945-624-19A).
E1D Zone
•17.84 g/t Au (10.07 g/t cut) over 3.57 m (945-624-28); and
•22.71 g/t Au (22.71 g/t cut) over 2.53 m (945-624-29).
Island West Hanging Wall Zones: the NS1 zone has now been interpreted to have an average North-South strike of approximately 70 m, with vertical continuity of over 400 m and remains open up and down dip. This zone was not factored into the 2023 mine plan but is currently being developed and mined after being defined earlier this year. New highlights include1:
•121.37 g/t Au (15.47 g/t cut) over 2.65 m (770-475-01);
•34.08 g/t Au (16.28 g/t cut) over 5.40 m (770-475-12);
•23.46 g/t Au (10.16 g/t cut) over 2.14 m (770-475-14); and
•21.89 g/t Au (8.45 g/t cut) over 2.20 m (770-475-13).
Island West Footwall Zones (DN zone sub-parallel structure). New highlights include1:
•47.44 g/t Au (12.02 g/t cut) over 2.43 m (790-479-35);
•13.97 g/t Au (13.78 g/t cut) over 2.59 m (790-479-33); and
•13.78 g/t Au (13.78 g/t cut) over 2.48 m (790-479-36).
1 All reported drill widths are true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: C-zone @ 225 g/t Au; E1E Zone @ 185 g/t Au. B Zone @ 90 g/t Au; NS1 Zone @ 60 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au; E1D @ 80g/t Au; DN, E1D1, NTH1, NTH2, NTH3, NTH4 @ 35 g/t Au.
Regional exploration highlights: high-grade mineralization intersected at two regional targets in proximity to the Island Gold operation. New highlights include2:
•Pine Zone: 4 kilometres (“km”) northeast of the Island Gold Mine
•29.77 g/t Au over 9.31 m (23IGX057), including:
◦59.15 g/t Au over 4.39 m, including:
◦378.00 g/t Au over 0.37 m
•3441.64 g/t Au over 0.67 m (23IGX043), including:
◦6220.00 g/t Au over 0.37 m
•79.44 g/t Au over 4.06 m (23IGX053), including:
◦932.00 g/t Au over 0.33 m
•7.22 g/t Au over 7.45 m (23IGX055), including:
◦11.87 g/t Au over 3.43 m

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•3.12 g/t Au over 9.64 m (23IGX059), including:
◦20.10 g/t Au over 0.36 m
Adjacent Vein Arrays
•6.44 g/t Au over 7.26 m (23IGX050), including:
◦63.1 g/t Au over 0.52 m
•17.67 g/t Au over 1.44 m (23IGX053), including:
◦23.60 g/t Au over 1.05 m
•88-60 Zone: 7 km from the Island Gold Mine, in proximity to the historic Cline and Edwards mines:
•6.00 g/t Au over 11.18 m (23IGX066), including:
◦19.79 g/t Au over 1.12 m
◦20.90 g/t Au over 0.78 m
◦24.60 g/t Au over 0.58 m
•14.62 g/t Au over 1.5 m (23IGX066), including:
◦21.80 g/t over 0.94 m;
•6.19 g/t Au over 3.31 m (23IGX065), including:
◦55.50 g/t over 0.34 m.
2 Regional exploration drillhole composite intervals reported as uncut, composites lengths are reported as core length, true widths are estimated at 40 to 85% of core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum thickness. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.
“We continue to see excellent results from our exploration program at Island Gold across multiple areas of focus. The transition from surface directional drilling to underground drilling this year has been a success as we leverage our existing underground infrastructure. We are extending high-grade mineralization across the lateral extent of the main Island Gold deposit while also defining and growing an increasing number of new zones within the hanging wall and footwall. Our success on both fronts demonstrates the significant potential for the addition of high-grade Mineral Reserves and Resources near our existing underground development. This is providing increasing operational flexibility and additional ounces that will be low-cost to develop, some of which are already being mined, highlighting the near-term opportunities,” said John A. McCluskey, President and Chief Executive Officer.
“We are also very encouraged by the early results out of our regional exploration program with multiple high-grade intersections across the Pine and 88-60 targets. These early-stage targets are a good illustration of the excellent potential for additional high-grade deposits to be defined across our large 55,300 hectare land package, which we more than tripled in size earlier this year,” Mr. McCluskey added.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 to 3 at the end of this news release.
2023 Exploration Drilling Program – Island Gold Mine
A total of $14 million is budgeted for exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth, primarily through surface directional drilling. This exploration strategy has been successful in tripling the Mineral Reserve and Resource base since 2017. With a 17-year mine life, and with work on the Phase 3+ expansion ramping up, the focus has shifted to a more cost-effective expanded underground exploration drilling program that

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will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.
A total of 45,000 m of underground exploration drilling has been planned for 2023. The focus is on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold.
A total of 32,459 m of underground exploration drilling, and 24,649 m of delineation drilling has been completed as of October 31, 2023. A regional exploration program including a total of 8,439 m of drilling was also completed in 2023. The focus of this program was on advancing exploration targets outside the Island Gold Deposit on the newly expanded 55,300-hectare Island Gold property, including the Pine-Breccia and 88-60 targets described below.
Island West
Underground Exploration Drilling
Underground drilling has further extended high-grade gold mineralization along strike, 150 m to the west, and up plunge of existing Mineral Reserves and Resources in the middle portion of Island West. Drilling is being conducted from the 580-level and the 790-level exploration drifts, between vertical depths of 700 m and 1,100 m.
New highlights include (Figure 1, Table 1):
C-Zone
•40.12 g/t Au (40.12 g/t cut) over 2.02 m (790-479-29);
•17.23 g/t Au (17.23 g/t cut) over 3.02 m (790-479-22);
•23.79 g/t Au (23.79 g/t cut) over 2.05 m (790-479-20); and
•12.75 g/t Au (12.75 g/t cut) over 2.38 m (790-479-21).
Island West Hanging Wall Zones
In addition to testing the C-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 580, 770, 790, and 850-levels. Additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the B, G, and G1 Zones (Table 1). These zones are located 20 m, 75 m, and 110 m south of the main C-Zone, respectively, highlighting the significant potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure. These potential high-grade Mineral Reserves and Resource additions could be incorporated into the mine plan within the next several years and would be low cost to develop, further increasing the value of the operation.
NS1 Hanging Wall Zone
The NS1 zone is a north-striking structure with a high-angle orientation relative to the C-Zone that was identified earlier in 2023. Ongoing drill testing, and five exploration sills have been completed from the 750, 770, 790, 810, and 850-levels which have demonstrated excellent continuity, over an average strike of 40 m to the south on these levels, and over 100 m vertically. Additional drilling from the 580, 770, and 900 levels has now expanded the NS1 zone over a vertical extent of 400 m, from the 890 level to the 400 level, and defined an average strike of 70 m.

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The first stope was mined from the NS1 Zone late in the third quarter of 2023 with grades performing in line with annual guidance. The NS1 zone is beyond currently defined Mineral Reserves and Resources and outside of the 2023 mine plan demonstrating the significant near-mine opportunities to add additional high-grade production in the near term. In addition, other north-striking high-angle structures have been identified across the deposit, which will be evaluated further as underground exploration drilling advances.
New highlights from the Island West Hanging Wall zones include (Table 1):
NS1 Zone
•121.37 g/t Au (15.47 g/t cut) over 2.65 m (770-475-01);
•34.08 g/t Au (16.28 g/t cut) over 5.40 m (770-475-12);
•23.46 g/t Au (10.16 g/t cut) over 2.14 m (770-475-14); and
•21.89 g/t Au (8.45 g/t cut) over 2.20 m (770-475-13).
B-Zone
•16.13 g/t Au (13.68 g/t cut) over 2.33 m (770-475-26).
G-Zone
•15.34 g/t Au (13.60 g/t cut) over 1.99 m (580-473-28).
Island West Footwall Zone
Underground exploration drilling is also targeting and expanding on previous drilling that intersected high-grade gold mineralization within a sub-parallel structure in the footwall from the 790-level. Ongoing drilling has been successful in extending high-grade gold mineralization and establishing further continuity within the DN structure (Table 1). This zone is located 100 m north of the main C-Zone.
New highlights from the Island West Footwall DN zone include:
DN Zone
•47.44 g/t Au (12.02 g/t cut) over 2.43 m (790-479-35);
•13.97 g/t Au (13.78 g/t cut) over 2.59 m (790-479-33); and
•13.78 g/t Au (13.78 g/t cut) over 2.48 m (790-479-36).
Island East
Underground Exploration Drilling
Underground drilling from the 620 and 840-level exploration drifts continues to extend high-grade gold mineralization along strike to the east of Mineral Reserves and Resources in the middle portion of Island East (between vertical depths of 500 m and 1,000 m).
New highlights in the E1E-Zone include (Figure 1, Table 1):
•95.41 g/t Au (30.42 g/t cut) over 3.02 m (840-578-26);
•118.59 g/t Au (61.74 g/t cut) over 2.31 m (1015-640-12);
•62.09 g/t Au (61.83 g/t cut) over 2.19 m (840-632-24);
•37.33 g/t Au (33.16 g/t cut) over 2.56 m (840-608-52);
•5.30 g/t Au (5.30 g/t cut) over 7.08 m (1015-624-08);
•11.80 g/t Au (11.80 g/t cut) over 2.85 m (840-632-31); and
•14.22 g/t Au (14.22 g/t cut) over 2.30 m (840-608-43B).

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Island East Footwall Zones
In addition to testing the E1E-Zone, underground exploration drilling continued to target and expand on previous drilling that intersected high-grade gold mineralization in structures in the footwall from the 620 and 840-levels. This additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the NTH, NTH2, NTH3, NTH4, E1D, and E1D1 zones.
The NTH zones are located 60 to 110 m north of the main E1E-Zone, and the E1D1 and E1D zones, 10 m and 30 m from the E1E-Zone, respectively.
New highlights from the Island East Footwall zones include (Table 1):
NTH4 Zone (Figure 2):
•168.03 g/t Au (27.88 g/t cut) over 3.14 m (840-632-21);
•43.33 g/t Au (24.58 g/t cut) over 2.00 m (840-632-43);
•25.94 g/t Au (13.92 g/t cut) over 3.14 m (840-632-32);
•28.80 g/t Au (7.92 g/t cut) over 2.48 m (840-632-33);
•21.38 g/t Au (8.52 g/t cut) over 2.05 m (840-632-23);
•16.34 g/t Au (11.35 g/t cut) over 2.44 m (840-632-24);
•19.55 g/t Au (11.36 g/t cut) over 2.03 m (840-632-25); and
•18.42 g/t Au (10.74 g/t cut) over 2.14 m (840-632-38).
NTH Zone
•10.23 g/t Au (10.23 g/t cut) over 3.92 m (620-SIL-04).
E1D1 Zone
•47.62 g/t Au (20.19 g/t cut) over 2.78 m (945-624-15);
•41.40 g/t Au (12.13 g/t cut) over 2.16 m (945-624-16);
•22.12 g/t Au (6.17 g/t cut) over 3.77 m (945-624-28);
•17.32 g/t Au (11.84 g/t cut) over 3.81 m (945-624-19A); and
•9.26 g/t Au (7.49 g/t cut) over 4.80 m (945-624-21).
E1D Zone
•17.84 g/t Au (10.07 g/t cut) over 3.57 m (945-624-28); and
•22.71 g/t Au (22.71 g/t cut) over 2.53 m (945-624-29).
As with the hanging and footwall zones in Island West, these footwall zones in Island East highlight the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which would be low-cost to develop and mine.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of several sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground development advances, these sub-parallel hanging wall and footwall structures can be targeted and defined with step-out drilling from underground drill platforms.
This drilling allows for the confirmation of the geometry and potential continuity of mineralization with the objective of defining new Mineral Resources. As demonstrated with the E1D, E1ED1, NTH, NTH2, NTH3,

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NTH4 and perpendicular NS1 Zone, as well as the B, D, DN, G, and G1 Zones that were defined in 2022, a growing number of these zones are being defined as underground development is established in these areas.
These zones and other targets within the hanging wall and footwall represent significant opportunities to define additional Mineral Reserves and Resources outside of the main C/E1E-Zone in proximity to existing underground development. These additions would enhance the ounce per vertical metre profile and provide multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity is not yet established (“Unknown Zone”) (reported composite intervals are uncut and as core length, true width is unknown at this time) (Table 1):
Footwall Intersections:
•148.67 g/t Au over 2.00 m (790-479-35);
•68.95 g/t Au over 2.93 m (945-624-19A);
•33.86 g/t Au over 2.91 m (840-554-66);
•37.57 g/t Au over 2.00 m (790-479-32);
•26.31 g/t Au over 2.48 m (945-624-19A); and
•30.25 g/t Au over 1.96 m (840-632-28).
Hanging Wall Intersections:
•65.77 g/t Au over 2.00 m (580-473-39);
•43.52 g/t Au over 2.84 m (770-475-28);
•52.65 g/t Au over 2.00 m (900-506-06);
•19.73 g/t Au over 3.73 m (945-624-20);
•25.35 g/t Au over 2.66 m (770-475-22); and
•17.21 g/t Au over 2.98 m (770-475-23).
Regional Exploration
The 2023 Regional Exploration program was successful in identifying high-grade gold mineralization at multiple early-stage targets, highlighting the significant regional potential across the 55,300 hectare Island Gold Property. A total of 8,439 m of regional exploration drilling has been completed to date in 2023. The priority drilling targets in 2023 included the Pine-Breccia, and 88-60 Zones, which are highlighted below.
Pine-Breccia Target (Figure 3)
Pine Zone
The Pine Zone is located approximately 4 km from the Island Gold Mine and comprises a sheared sulphide unit truncated by the regional NNW-trending Maskinonge Lake Fault that hosts the Breccia Zone (Figure 3). The sulphide unit was identified through a limited amount of historic drilling prior to Alamos’ ownership. Follow up channel sampling completed by Alamos in 2022 confirmed and further defined the extent of high-grade mineralization. In 2023, 1,892 m of drilling was completed in 11 holes following up on the channel sample results. The drilling was successful in defining high-grade mineralization over an approximate strike extent of 50 m and depth of 150 m. This has been currently interpreted as a narrow, steeply plunging ore shoot, which remains open down-plunge. Additional high-grade mineralization was intersected in vein arrays within 50 m of the Pine Zone, further supporting the presence of a significant high-grade gold system.

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New highlights include (Table 2):
Pine Zone
•29.77 g/t Au over 9.31 m (23IGX057), including:
◦59.15 g/t Au over 4.39 m, including:
◦ 378.00 g/t Au over 0.37 m
•3441.64 g/t Au over 0.67 m (23IGX043), including:
◦6220.00 g/t Au over 0.37 m
•79.44 g/t Au over 4.06 m (23IGX053), including:
◦932.00 g/t Au over 0.33 m
•7.22 g/t Au over 7.45 m (23IGX055), including:
◦11.87 g/t Au over 3.43 m
•3.12 g/t Au over 9.64 m (23IGX059), including:
◦20.10 g/t Au over 0.36 m
Adjacent Vein Arrays
•6.44 g/t Au over 7.26 m (23IGX050), including:
◦63.1 g/t Au over 0.52 m
•17.67 g/t Au over 1.44 m (23IGX053), including:
◦23.60 g/t Au over 1.05 m

Follow-up drilling is planned in 2024 to further evaluate the geometry and extent of the high-grade mineralization, and to test the potential of the Pine Zone along strike.

Breccia Zone
The Breccia Zone is located along the intensely silicified NNW-trending regional scale Maskinonge Lake Fault, which is immediately adjacent to, and cross-cuts the Pine Zone (Figure 3). Alamos conducted prospecting in 2021, and completed follow up channel sampling in 2022, which was successful in discovering and defining a previously unrecognized 50 m long portion of the structure with continuous high-grade mineralization.
Systematic drilling of the structure below and along trend of the high-grade channel samples intersected narrow, high-grade mineralization; however, this was not representative of the continuity of high-grade gold mineralization from the surface channel samples. Additional high-grade mineralization was intersected in veins in a sulphide unit less than 10 m east of the Breccia Zone. New highlights from the Breccia Zone include (Table 2):
Breccia Zone
•3.16 g/t Au over 7.38 m (23IGX063)
•4.39 g/t Au over 3.05 m (23IGX035), including:
◦ 33.1 g/t Au over 0.33 m
•7.42 g/t Au over 1.92 m (23IGX040), including:
◦13.15 g/t Au over 0.90 m

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•17.90 g/t Au over 0.33 m (23IGX046)
•5.82 g/t Au over 2.84 m (23IGX048), including:
◦12.55 g/t over 0.62 m
•17.70 g/t Au over 0.40 m (23IGX052)
Adjacent Vein Array
•40.29 g/t Au over 2.3 m (23IGX062), including:
◦146.5 g/t Au over 0.45 m
◦55.3 g/t Au over 0.40 m
Additional interpretation is underway to determine the relationship between the high-grade surface samples and drill results, with a focus on refining the controls on gold mineralization within the structure.
88-60 Zone
The 88-60 Zone is located approximately 7 km from the Island Gold Mine. The zone is located in proximity to the historic Cline and Edwards mines and had been drilled during historical exploration campaigns. Notable historical drill intercepts from these campaigns include3:
•21.58 g/t Au over 8.17 m (CL-90-86), including:
◦ 127.52 g/t Au over 0.73 m
◦157.00 g/t Au over 0.31 m
◦49.77 g/t Au over 0.58 m
•12.68 g/t Au over 7.47 m (CL-90-85), including:
◦32.38 g/t Au over 1.14 m
◦61.03 g/t over 0.73 m
•12.23 g/t Au over 5.95 m (CL-08-36), including:
◦26.49 g/t Au over 1.98 m
◦18.81 g/t Au over 0.61 m
•5.12 g/t Au over 8.77 m (WCL-98-3), including:
◦17.01 g/t Au over 1.98 m
3 Drill composite intervals are generated from assays that are historic in nature and that have been verified as best as possible through review of the historically reported data. Drill hole composite intervals reported as uncut, and composites lengths are reported as core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum thickness. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.
Following extensive data compilation, re-logging and sampling of historic drill core, as well as geological modelling, the controls on gold mineralization were refined, and a potential high-grade plunge linking together the aforementioned historic results was identified at the intersection of a NW-trending structure with the east-west trending 88-60 shear zone. The 2023 drill program at the 88-60 Zone was designed to test this interpretation, specifically along the intersection of the two structures. Three holes, totalling 849 m were drilled along the interpreted high-grade plunge, with all holes intersecting sulphides and strong alteration in the 88-60 zone, as well as visible gold in drill holes 23IGX065 and 23IGX066. Additional high-grade mineralization was intersected in vein arrays within 60 m of the 88-60 Zone, further supporting the presence of a significant high-grade gold system.

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New highlights from the 88-60 Zone (Table 2) include:
•6.00 g/t Au over 11.18 m (23IGX066), including:
◦19.79 g/t Au over 1.12 m
◦20.90 g/t Au over 0.78 m
◦24.60 g/t Au over 0.58 m
Adjacent Vein Arrays
•14.62 g/t Au over 1.5 m (23IGX066), including:
◦21.80 g/t over 0.94 m
•6.19 g/t Au over 3.31 m (23IGX065), including:
◦55.50 g/t over 0.34 m
Follow-up drilling is planned in 2024 to further define the extent and gold potential of the identified high-grade mineralization, as well as test other mineralized trends within the 88-60 zone and surrounding past-producing Cline and Edwards mines.
Systematic regional exploration has been successful in identifying and drilling priority high-grade gold targets throughout the regional Island Gold property. This approach will continue to be applied in 2024 to identified targets, and to the newly expanded 55,300 hectare land package.

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Chief Geologist at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT laboratory, and regional samples are delivered to ALS laboratory, both located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, expectations regarding the mine plan, mine life, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic; any ongoing or future impact of COVID-19 on the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:

C-zone @ 225 g/t Au; E1E Zone @ 185 g/t Au; B Zone @ 90 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au; E1D @ 80g/t Au; NS1 Zone @ 60 g/t Au; DN, E1D1, NTH1, NTH2, NTH3, NTH4 @ 35 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
770-475-26	B	Island West Hanging Wall	45.00	48.30	3.30	2.33	16.13	13.68	818.27
770-475-25	B	Island West Hanging Wall	42.35	45.20	2.85	2.07	9.18	9.18	809.77
790-479-29	C	Island West	139.15	141.30	2.15	2.02	40.12	40.12	858.92
790-479-20	C	Island West	189.50	196.50	7.00	2.05	23.79	23.79	743.08
790-479-22	C	Island West	162.60	165.80	3.20	3.02	17.23	17.23	747.83
790-479-39	C	Island West	164.75	169.80	5.05	2.08	13.03	13.03	767.40
790-479-21	C	Island West	154.36	157.18	2.82	2.38	12.75	12.75	796.66
790-479-18	C	Island West	192.25	197.00	4.75	2.70	9.53	9.53	750.92
790-479-34	C	Island West	142.05	145.40	3.35	2.19	8.98	8.98	882.71
790-479-33	C	Island West	106.80	110.05	3.25	2.65	8.54	8.54	838.31
790-479-15	C	Island West	140.60	144.00	3.40	2.37	5.61	5.61	868.94
580-473-37	C	Island West	62.45	64.85	2.40	2.05	3.60	3.60	559.28
580-473-28	C	Island West	63.85	66.40	2.55	2.08	3.25	3.25	600.35
770-475-16	D1	Island West Footwall	89.35	91.70	2.35	2.29	11.64	11.64	789.04
790-479-33	D1	Island West Footwall	90.55	93.10	2.55	2.28	3.80	3.80	834.32
790-479-33	DN	Island West Footwall	15.65	18.80	3.15	2.59	13.97	13.78	817.50
790-479-36	DN	Island West Footwall	22.60	25.95	3.35	2.48	13.78	13.78	820.54
790-479-35	DN	Island West Footwall	16.35	20.70	4.35	2.43	47.44	12.02	826.46
790-479-45	DN	Island West Footwall	30.00	33.30	3.30	2.05	11.78	7.44	801.76
790-479-25	DN	Island West Footwall	22.00	25.25	3.25	2.23	4.45	4.45	804.44
790-479-21	DN	Island West Footwall	17.42	19.60	2.18	2.08	3.13	3.13	811.64
790-479-19	DN	Island West Footwall	16.20	18.50	2.30	2.08	3.03	3.03	816.26
945-624-29	E1D	Island East Footwall	364.25	368.70	4.45	2.53	22.71	22.71	1279.93
945-624-18	E1D	Island East Footwall	285.60	288.67	3.07	2.30	12.36	12.36	1184.99
945-624-28	E1D	Island East Footwall	301.60	308.55	6.95	3.57	17.84	10.07	1212.67
945-624-15	E1D1	Island East Footwall	202.15	206.00	3.85	2.78	47.62	20.19	1097.39
945-624-16	E1D1	Island East Footwall	249.70	253.00	3.30	2.16	41.40	12.13	1156.71
945-624-19A	E1D1	Island East Footwall	291.20	298.45	7.25	3.81	17.32	11.84	1204.33
1040-619-11	E1D1	Island East Footwall	196.50	202.00	5.50	2.18	8.54	8.54	1142.80
945-624-18	E1D1	Island East Footwall	264.00	268.25	4.25	2.84	8.02	8.02	1165.56
945-624-25	E1D1	Island East Footwall	326.00	330.07	4.07	2.59	7.68	7.68	1243.70
945-624-21	E1D1	Island East Footwall	311.50	321.00	9.50	4.80	9.26	7.49	1233.97
945-624-27	E1D1	Island East Footwall	267.40	270.50	3.10	2.16	6.93	6.93	1168.86
1040-619-16	E1D1	Island East Footwall	88.28	92.75	4.47	2.36	7.99	6.83	1083.51
945-624-28	E1D1	Island East Footwall	282.20	292.90	10.70	3.77	22.12	6.17	1195.71
1015-624-11	E1D1	Island East Footwall	66.95	71.60	4.65	2.17	5.44	5.44	1031.41

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
945-624-29	E1D1	Island East Footwall	335.50	339.60	4.10	2.07	4.78	4.78	1251.29
945-624-20	E1D1	Island East Footwall	337.50	342.15	4.65	2.58	4.76	4.76	1258.46
945-624-17	E1D1	Island East Footwall	263.60	267.60	4.00	2.46	4.07	4.07	1175.99
1015-624-04	E1D1	Island East Footwall	79.70	82.50	2.80	2.01	3.81	3.81	1039.53
1015-624-07	E1D1	Island East Footwall	43.65	46.70	3.05	2.05	3.59	3.59	1013.27
840-632-24	E1E	Island East	162.05	164.65	2.60	2.19	62.09	61.83	821.18
1015-640-12	E1E	Island East	82.30	86.40	4.10	2.31	118.59	61.74	1042.23
840-608-52	E1E	Island East	138.00	141.00	3.00	2.56	37.33	33.16	730.65
840-578-26	E1E	Island East	166.00	169.25	3.25	3.02	95.41	30.42	857.44
1040-619-13	E1E	Island East	209.00	216.00	7.00	2.05	14.45	14.45	1185.21
840-608-43B	E1E	Island East	172.00	174.66	2.66	2.30	14.22	14.22	754.23
840-632-31	E1E	Island East	149.90	153.10	3.20	2.85	11.80	11.80	766.66
840-560-35	E1E	Island East	202.55	205.55	3.00	2.80	7.97	7.97	760.46
1015-640-15	E1E	Island East	69.70	72.50	2.80	2.06	7.74	7.74	987.55
1040-619-13	E1E	Island East	252.00	258.60	6.60	2.43	7.22	7.22	1214.78
620-633-12	E1E	Island East	170.00	174.55	4.55	2.35	6.97	6.97	657.25
840-608-50	E1E	Island East	149.10	152.62	3.52	2.91	6.23	6.23	775.38
1040-619-12	E1E	Island East	162.80	167.40	4.60	2.00	5.45	5.45	1111.97
1015-624-08	E1E	Island East	84.60	96.60	12.00	7.08	5.30	5.30	1032.47
580-473-28	G	Island West Hanging Wall	112.90	115.20	2.30	1.99	15.34	13.60	612.86
580-473-17	G	Island West Hanging Wall	98.20	100.65	2.45	2.40	10.64	9.72	548.26
770-475-07	G1	Island West Hanging Wall	91.35	95.40	4.05	1.95	3.86	3.86	814.38
770-475-12	NS1	Island West Hanging Wall	115.05	123.20	8.15	5.40	34.08	16.28	719.42
770-475-01	NS1	Island West Hanging Wall	81.30	85.00	3.70	2.65	121.37	15.47	844.74
770-475-14	NS1	Island West Hanging Wall	119.00	122.35	3.35	2.14	23.46	10.16	717.91
770-475-13	NS1	Island West Hanging Wall	116.95	120.50	3.55	2.20	21.89	8.45	715.71
770-475-26	NS1	Island West Hanging Wall	94.85	98.30	3.45	2.44	8.36	8.36	860.80
770-475-16	NS1	Island West Hanging Wall	110.35	113.15	2.80	2.06	8.52	8.08	791.88
770-475-02	NS1	Island West Hanging Wall	86.00	88.65	2.65	2.28	6.03	6.03	793.69
580-473-43	NS1	Island West Hanging Wall	170.75	173.65	2.90	2.26	5.67	5.67	561.97
770-475-07	NS1	Island West Hanging Wall	88.35	91.35	3.00	2.33	4.21	4.21	812.93
770-475-15	NS1	Island West Hanging Wall	118.00	121.00	3.00	2.17	3.89	3.89	737.09
580-473-34	NS1	Island West Hanging Wall	189.50	192.14	2.64	2.09	3.19	3.19	531.52
770-475-04A	NS1	Island West Hanging Wall	83.20	86.70	3.50	2.65	3.04	3.04	828.82
620-SIL-04	NTH	Island East Footwall	37.67	42.25	4.58	3.92	10.23	10.23	598.70
620-SIL-31	NTH	Island East Footwall	45.90	49.80	3.90	2.75	9.02	9.02	612.64
620-SIL-03	NTH	Island East Footwall	32.30	34.50	2.20	2.10	4.12	4.12	587.62
840-554-66	NTH3	Island East Footwall	105.00	108.60	3.60	2.41	8.39	5.85	809.85
840-554-65	NTH3	Island East Footwall	146.72	150.30	3.58	2.10	3.39	3.39	776.72
840-632-21	NTH4	Island East Footwall	106.85	110.30	3.45	3.14	168.03	27.88	803.12
840-632-43	NTH4	Island East Footwall	130.20	132.60	2.40	2.00	43.33	24.58	816.74
840-632-32	NTH4	Island East Footwall	117.83	121.82	3.99	3.14	25.94	13.92	836.24
840-632-25	NTH4	Island East Footwall	119.80	122.40	2.60	2.03	19.55	11.36	866.96
840-632-24	NTH4	Island East Footwall	94.95	97.55	2.60	2.44	16.34	11.35	824.26

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
840-632-38	NTH4	Island East Footwall	119.60	123.40	3.80	2.14	18.42	10.74	810.30
840-632-23	NTH4	Island East Footwall	90.85	92.95	2.10	2.05	21.38	8.52	853.28
840-632-33	NTH4	Island East Footwall	105.00	107.75	2.75	2.48	28.80	7.92	876.85
1015-640-07	NTH4	Island East Footwall	0.00	3.35	3.35	0.77	23.82	7.07	1014.17
1015-640-14	NTH4	Island East Footwall	0.00	15.40	15.40	2.39	7.77	6.84	1008.32
840-632-22	NTH4	Island East Footwall	102.50	104.90	2.40	2.00	6.52	6.52	768.37
840-632-42	NTH4	Island East Footwall	107.30	109.45	2.15	2.15	6.39	6.39	825.73
840-632-28	NTH4	Island East Footwall	102.70	105.40	2.70	2.41	4.74	4.74	838.85
840-632-40	NTH4	Island East Footwall	94.80	97.30	2.50	2.49	4.44	4.44	834.77
840-632-37	NTH4	Island East Footwall	127.65	132.40	4.75	2.04	3.43	3.43	776.82
840-632-41	NTH4	Island East Footwall	110.55	113.65	3.10	2.20	3.41	3.41	786.87
770-475-23	STH	Island West Hanging Wall	133.00	135.50	2.50	2.01	5.24	5.24	863.52
790-479-35	Unknown	Island West Footwall	109.35	111.90	2.55		148.67		884.27
945-624-19A	Unknown	Island East Footwall	307.00	312.95	5.95		68.95		1218.94
580-473-39	Unknown	Island West Hanging Wall	262.50	264.75	2.25		65.77		520.02
900-506-06	Unknown	Island West Hanging Wall	308.60	310.75	2.15		52.65		1021.44
770-475-28	Unknown	Island West Hanging Wall	65.55	68.70	3.15		43.52		742.56
790-479-32	Unknown	Island West Footwall	52.05	54.35	2.30		37.57		851.30
840-554-66	Unknown	Island East Footwall	122.90	126.40	3.50		33.86		803.84
840-632-28	Unknown	Island East Footwall	110.20	112.50	2.30		30.25		839.60
945-624-19A	Unknown	Island East Footwall	347.00	351.45	4.45		26.31		1256.78
770-475-22	Unknown	Island West Hanging Wall	107.45	113.00	5.55		25.35		856.55
945-624-20	Unknown	Island East Hanging Wall	296.65	306.30	9.65		19.73		1220.21
790-479-21	Unknown	Island West Footwall	34.00	37.60	3.60		18.92		809.64
1015-640-06	Unknown	Island East Footwall	21.35	24.80	3.45		18.71		1016.00
770-475-23	Unknown	Island West Hanging Wall	92.45	96.00	3.55		17.21		838.07
770-475-22	Unknown	Island West Hanging Wall	115.95	118.80	2.85		22.92		861.75
580-473-28	Unknown	Island West Hanging Wall	129.75	133.25	3.50		9.72		617.39
580-473-41	Unknown	Island West Hanging Wall	146.55	149.75	3.20		9.46		458.93
900-506-03	Unknown	Island West Hanging Wall	239.00	242.25	3.25		8.84		872.69
620-SIL-05	Unknown	Island East Footwall	47.45	51.35	3.90		8.15		561.91
580-473-20	Unknown	Island West Footwall	39.05	41.70	2.65		8.05		556.49
770-475-06	Unknown	Island West Hanging Wall	105.85	109.00	3.15		7.90		831.17
790-479-39	Unknown	Island West Hanging Wall	249.00	251.60	2.60		7.29		741.19
770-475-23	Unknown	Island West Hanging Wall	118.00	120.65	2.65		6.02		854.04
790-479-20	Unknown	Island West Footwall	42.90	46.05	3.15		5.49		798.43
770-475-06	Unknown	Island West Hanging Wall	101.10	104.00	2.90		5.46		828.76
770-475-06	Unknown	Island West Hanging Wall	115.40	118.00	2.60		5.21		835.76
945-624-29	Unknown	Island East Hanging Wall	290.90	295.50	4.60		5.12		1207.42
840-632-20	Unknown	Island East Footwall	121.00	124.05	3.05		10.02		756.18
790-479-18	Unknown	Island West Footwall	40.00	43.20	3.20		4.56		801.31
945-624-28	Unknown	Island East Hanging Wall	246.70	250.30	3.60		3.73		1157.95
900-506-01	Unknown	Island West Hanging Wall	279.00	282.20	3.20		3.00		974.73

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Island Gold Regional Exploration – Previously Unreleased Select Composite Intervals from 2023 Surface Exploration Drilling

Composites grades are reported as uncut, and length is reported as core length. True width is estimated to be 40 to 85% of core length. Composite intervals greater than 1 g/t Au weighted average.

Composites are calculated with a 0.5 g/t cut off, maximum internal waste of 4 m, and no minimum width. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.

A total of 42 holes were completed in 2023 as part of the regional drilling program (in addition to 2 abandoned holes). Of the 42 holes drilled, 4 holes contained composite intervals less than 1 g/t Au, and 2 holes had no significant values. Assays are pending for 5 holes.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
23IGX030		Other	203.81	206.00	2.19	1.08	142.2
23IGX031		Other	149.08	150.34	1.26	3.47	106.9
23IGX031		Other	172.39	173.36	0.97	1.08	122.6
23IGX033		Breccia	27.85	30.30	2.45	1.98	18.2
23IGX035		Breccia	22.83	25.88	3.05	4.39	15.4
	including	Breccia	25.06	25.39	0.33	33.10
23IGX036		Breccia	23.82	27.75	3.93	1.59	17.1
23IGX038		Breccia	40.59	43.94	3.35	2.42	28.2
	including	Breccia	40.59	41.13	0.54	12.05
23IGX039		Other	27.38	28.83	1.45	2.15	22.8
23IGX039		Breccia	47.73	49.11	1.38	1.80	38.8
23IGX040		Other	20.93	21.95	1.02	1.47	14.3
23IGX040		Breccia	35.72	37.64	1.92	7.42	24.3
	including	Breccia	36.25	37.15	0.90	13.15
23IGX041		Breccia	24.53	25.03	0.50	1.02	20.1
23IGX042		Breccia	42.60	43.28	0.68	4.36	32.8
23IGX043		Pine	57.35	58.02	0.67	3441.64	39.9
	including	Pine	57.35	57.72	0.37	6220.00
23IGX043		Other	62.28	63.08	0.80	1.53	43.5
23IGX043		Breccia	74.99	75.68	0.69	2.90	52.5
23IGX044		Other	108.70	109.45	0.75	1.25	94.0
23IGX044		Breccia	125.82	126.76	0.94	1.15	107.7
23IGX045		Breccia	73.92	75.49	1.57	2.02	51.8
23IGX046		Breccia	83.13	83.46	0.33	17.90	70.2
23IGX047		Breccia	101.63	105.95	4.32	1.56	71.4
23IGX048		Breccia	72.87	75.71	2.84	5.82	54.9
	including	Breccia	72.87	73.49	0.62	12.55
23IGX049		Other	101.32	101.63	0.31	4.80	91.2
23IGX049		Breccia	116.68	117.02	0.34	1.86	104.3
23IGX050		Vein_PB	3.38	10.64	7.26	6.44	5.7
	including	Vein_PB	4.63	5.15	0.52	63.10

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
23IGX052		Vein_PB	1.62	4.55	2.93	1.28	2.1
23IGX052		Breccia	71.46	72.41	0.95	1.62	55.8
23IGX052		Breccia	79.13	79.53	0.40	17.70	61.5
23IGX053		Vein_PB	5.37	5.83	0.46	9.18	4.1
23IGX053		Vein_PB	69.79	71.23	1.44	17.67	54.8
	including	Vein_PB	69.79	70.84	1.05	23.60
23IGX053		Pine	84.92	88.98	4.06	79.44	67.7
	including	Pine	87.92	88.25	0.33	932.00
23IGX054		Vein_PB	20.32	24.04	3.72	1.26	19.5
23IGX055		Vein_PB	5.42	5.98	0.56	1.90	3.5
23IGX055		Other	17.68	18.20	0.52	1.38	11.9
23IGX055		Pine	66.67	74.12	7.45	7.22	47.9
	including	Pine	66.67	70.10	3.43	11.87
23IGX056		Pine	70.43	74.10	3.67	2.59	55.9
23IGX057		Pine	98.92	108.23	9.31	29.77	95.4
	including	Pine	100.95	105.34	4.39	59.15
	including	Pine	103.58	103.95	0.37	378.00
23IGX059		Pine	186.39	196.03	9.64	3.12	153.0
	including	Pine	189.70	190.06	0.36	20.10
23IGX061		Other	249.66	250	0.34	2.99	228.6
23IGX061		Pine	271.61	275.81	4.20	2.62	250.2
23IGX062		Other	166.00	166.32	0.32	1.04	261.6
23IGX062		Vein_Breccia	193.70	196.00	2.30	40.29	236.7
	including	Vein_Breccia	194.10	194.55	0.45	146.50
	including	Vein_Breccia	195.20	195.60	0.40	55.30
23IGX063		Other	105.62	106.10	0.48	1.25	98.0
23IGX063		Breccia	168.57	175.95	7.38	3.16	157.3
23IGX064		Vein_8860	9.84	18.10	8.26	1.19	13.1
23IGX064		Vein_8860	108.87	109.6	0.73	1.64	84.5
23IGX064		Vein_8860	115.2	116.67	1.47	2.67	89.5
23IGX064		88-60	209.39	217.01	7.62	1.50	160.9
23IGX064		Vein_8860	249.22	249.52	0.3	1.06	184.6
23IGX065		Vein_8860	6.62	9.20	2.58	2.36	7.8
23IGX065		Vein_8860	124.06	127.37	3.31	6.19	87.1
	including	Vein_8860	127.03	127.37	0.34	55.50
23IGX065		Vein_8860	133.06	135.60	2.54	1.23	93.1
23IGX065		88-60	194.03	196.22	2.19	3.21	132.3
23IGX065		88-60	201.29	202.81	1.52	1.13	136.0
23IGX065		Vein_8860	212.24	212.59	0.35	1.47	141.6
23IGX065		Vein_8860	230.13	230.62	0.49	3.26	152.7
23IGX066		Other	3.42	5.90	2.48	1.17	5.1
23IGX066		Other	106.00	106.41	0.41	1.86	65.4
23IGX066		Other	115.72	118.56	2.84	1.69	71.8
23IGX066		Vein_8860	156.38	157.88	1.50	14.62	94.5

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
	including	Vein_8860	156.38	157.32	0.94	21.80
23IGX066		Vein_8860	173.71	174.19	0.48	8.81	104.2
23IGX066		88-60	185.52	196.70	11.18	6.00	112.5
	including	88-60	185.52	186.64	1.12	19.79
	including	88-60	188.44	189.22	0.78	20.90
	including	88-60	190.62	191.20	0.58	24.60
23IGX066		Vein_8860	203.87	204.17	0.30	10.70	119.3
23IGX066		Vein_8860	222.22	222.90	0.68	10.05	129.8
23IGX066		Vein_8860	231.69	232.20	0.51	1.09	135.0
23IGX066		Vein_8860	239.62	240.04	0.42	1.26	139.3
23IGX066		Vein_8860	266.38	267.53	1.15	1.35	156.0

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
580-473-17	169	20	111	690329	5351562	-201
580-473-20	196	39	138	690328	5351562	-200
580-473-28	202	-14	252	690327	5351562	-202
580-473-34	246	14	222	690327	5351562	-201
580-473-37	226	22	135	690327	5351562	-201
580-473-39	232	14	306	690327	5351562	-202
580-473-41	229	52	198	690327	5351563	-199
580-473-43	236	7	236	690326	5351562	-201
620-633-12	188	-24	222	691794	5352217	-206
620-SIL-03	357	9	90	691462	5351950	-210
620-SIL-04	359	-8	66	691462	5351950	-211
620-SIL-05	345	36	66	691480	5351963	-209
620-SIL-31	15	-24	63	691480	5351963	-211
770-475-01	222	-52	246	690396	5351489	-396
770-475-02	229	-10	135	690395	5351489	-395
770-475-04A	213	-36	126	690396	5351489	-396
770-475-06	193	-30	165	690397	5351489	-396
770-475-07	218	-23	117	690395	5351489	-395
770-475-12	241	27	156	690394	5351489	-393
770-475-13	236	31	165	690395	5351489	-393
770-475-14	225	28	222	690395	5351489	-393
770-475-15	217	18	177	690395	5351489	-394
770-475-16	206	-8	156	690395	5351489	-395
770-475-22	175	-44	177	690397	5351489	-396
770-475-23	182	-40	165	690397	5351489	-396
770-475-25	224	-45	111	690395	5351489	-396
770-475-26	212	-58	126	690396	5351489	-397
770-475-28	205	29	192	690396	5351489	-393
790-479-15	228	-20	366	690080	5351504	-433
790-479-18	239	17	294	690080	5351505	-432
790-479-19	239	-7	237	690080	5351504	-432
790-479-20	240	19	219	690080	5351504	-431
790-479-21	238	7	234	690080	5351504	-432
790-479-22	231	23	192	690080	5351504	-431
790-479-25	212	21	195	690081	5351504	-431
790-479-29	205	-17	234	690081	5351504	-432
790-479-32	167	-42	234	690083	5351504	-433
790-479-33	160	-12	189	690084	5351505	-432
790-479-34	149	-26	345	690085	5351505	-433

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
790-479-35	151	-37	150	690085	5351505	-433
790-479-36	146	-15	153	690085	5351505	-432
790-479-39	240	15	363	690081	5351504	-431
790-479-45	160	18	177	690084	5351505	-430
840-554-65	175	27	222	691082	5351879	-462
840-554-66	176	19	222	691082	5351879	-462
840-560-35	171	22	219	691139	5351903	-460
840-578-26	180	-5	207	691308	5351962	-457
840-608-43B	140	26	192	691619	5352009	-450
840-608-50	152	21	174.4	691619	5352009	-450
840-608-52	181	46	163	691619	5352009	-450
840-632-20	248	33	197.3	691829	5352113	-444
840-632-21	236	12	129	691830	5352113	-446
840-632-22	224	34	201	691830	5352113	-444
840-632-23	214	-15	111	691831	5352113	-447
840-632-24	201	2	201.55	691832	5352113	-446
840-632-25	177	-19	201	691833	5352113	-447
840-632-28	243	-5	117	691829	5352113	-446
840-632-31	205	22	183	691830	5352113	-445
840-632-32	176	-5	135	691832	5352113	-446
840-632-33	201	-27	125.7	691831	5352113	-447
840-632-37	251	22	159	691831	5352113	-447
840-632-38	249	8	147	691829	5352113	-446
840-632-40	226	-3	120	691830	5352112	-447
840-632-41	224	19	129	691830	5352112	-445
840-632-42	187	1	135	691832	5352113	-447
840-632-43	174	4	174	691833	5352113	-446
900-506-01	219	-8	402	690684	5351595	-541
900-506-03	213	10	376	690687	5351596	-541
900-506-06	261	-14	315	690681	5351597	-539
945-624-15	351	-60	259.3	691895	5351769	-537
945-624-16	343	-71	300	691895	5351769	-537
945-624-17	327	-76	354	691895	5351769	-537
945-624-18	318	-67	339	691895	5351769	-537
945-624-19A	309	-77	402	691895	5351769	-537
945-624-20	353	-88	426	691895	5351769	-537
945-624-21	54	-85	388.5	691895	5351769	-537
945-624-25	39	-82	375	691895	5351769	-537
945-624-27	73	-64	348	691895	5351769	-537
945-624-28	73	-73	399	691895	5351769	-537
945-624-29	90	-77	420	691899	5351768	-537
1015-624-04	208	-32	137.7	691810	5351940	-614

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1015-624-07	198	-22	93	691811	5351939	-614
1015-624-08	155	-24	126	691813	5351940	-614
1015-624-11	176	-30	125.7	691812	5351939	-614
1015-640-06	143	0	138	691959	5352021	-634
1015-640-07	114	19	99	691959	5352022	-633
1015-640-12	152	-17	114	691959	5352021	-634
1015-640-14	151	40	104.5	691958	5352021	-631
1015-640-15	127	22	140	691959	5352022	-632
1040-619-11	242	-28	288	691773	5351926	-661
1040-619-12	235	-23	222.5	691773	5351926	-661
1040-619-13	227	-39	339	691773	5351926	-661
1040-619-16	207	-26	138	691773	5351926	-661

Note: UTM mine surface elevation 393 m

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Surface exploration drill holes; azimuth, dip, drilled length, and collar location (UTM NAD83).

Hole ID	Azimuth (o)	Dip (o)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23IGX029	182	45	128	697644	5356478	402
23IGX029A	182	45	563	697644	5356478	402
23IGX030	140	45	254	694495	5355974	396
23IGX031	140	45	284	694573	5355855	401
23IGX032	140	45	227	694654	5355717	399
23IGX033	260	45	50	693017	5354651	405
23IGX034	226	60	59	693017	5354651	405
23IGX035	225	45	92	693017	5354651	405
23IGX036	195	45	84	693017	5354651	405
23IGX037	280	48	70	693017	5354651	405
23IGX038	252	45	59	693065	5354616	406
23IGX039	226	63	59	693065	5354616	406
23IGX040	200	45	50	693065	5354616	406
23IGX041	248	57	50	693081	5354589	406
23IGX042	180	51	80	693081	5354589	406
23IGX043	159	45	89	693081	5354589	406
23IGX044	255	63	131	693041	5354664	405
23IGX045	250	48	95	693041	5354664	405
23IGX046	230	60	125	693041	5354664	405
23IGX047	273	49	133	693041	5354664	405
23IGX048	205	50	92	693041	5354664	405
23IGX049	205	66	142	693041	5354664	405
23IGX050	245	60	137	693090	5354611	407
23IGX051	240	70	146	693090	5354611	407
23IGX052	200	58	128	693090	5354611	407
23IGX053	182	54	125	693090	5354611	407
23IGX054	182	65	185	693090	5354611	407
23IGX055	174	45	182	693090	5354611	407
23IGX056	157	53	224	693090	5354611	407
23IGX057	155	70	150	693090	5354611	407
23IGX058	105	55	176	693090	5354611	407
23IGX059	178	55	251	693076	5354668	407
23IGX060	165	66	251	693076	5354668	407
23IGX061	181	68	299	693076	5354668	407
23IGX062	212	67	236	693076	5354668	407
23IGX063	240	67	251	693076	5354668	407
23IGX064	359	57	266	696726	5355231	427
23IGX065	0	51	242	696726	5355231	427
23IGX066	2	45	341	696726	5355232	428
23IGX067	176	45	338	697087	5354966	409
23IGX068	143	45	53	697017	5354958	411
23IGX068A	195	45	359	697018	5354956	410

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (o)	Dip (o)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23IGX069	195	55	728	696919	5355373	406
23IGX070	50	45	455	695504	5354606	399

23 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E/E1EN/E1D Longitudinal, New C and E1E-Zone Underground Exploration Drilling Results

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold East – Highlights from NTH4 Footwall Zone

25 | ALAMOS GOLD INC.|

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Island Gold Regional – Pine Target

PINE-BRECCIA TARGET
88-60 TARGET
ISLAND GOLD MINE
4 km
N
5 km
5,370,000 m N
5,350,000 m N
700,000 m E
720,000 m E

692980m E
693062m E
693144 m E
5,354,667 m N
5,354,618 m N
5,354,569 m N
BRECCIA ZONE
PINE ZONE
B
B'
Maskinonge Lake Fault
N
20 m

Plan View showing channel assay composites

B
B'
surface
-50m
-100m
-150m
-200m
-250m
Maskinonge Lake Fault
20 m
23IGX043
3441.64 g/t Au / 0.67 m
including 6220.00 g/t Au / 0.37 m
23IGX055
7.22 g/t Au / 7.45 m
including 11.87 g/t Au / 3.43 m
23IGX053
17.67 g/t Au / 1.44 m
including 23.60 g/t Au / 1.05 m
23IGX053
79.44 g/t Au / 4.06 m
including 932.00 g/t Au / 0.33 m
23IGX057
29.77 g/t Au / 9.31 m
including 59.15 g/t Au / 4.39 m
23IGX059
3.12 g/t Au / 9.64 m,
including 20.10 g/t Au / 0.36 m
Legend
Au (g/t)
< 0.5
0.5 < 1.5
1.5 < 4.0
4.0 < 8.0
8.0 < 30.0
>= 30.0
Au (gm/t)
< 8
8 < 20
20 < 60
>= 60
2023 Drillhole Intersection
HOLE-ID
g/t Au uncut / core length metres
Pre-2023 Drillhole Intersection
Pre-2023 Channel traces

Cross Section looking northwest showing DDH & channel assays, DDH composite grades reported as uncut, composite width = core length, view +/- 20m, Nov 2023

Alamos Gold Inc.
ISLAND GOLD

26 | ALAMOS GOLD INC.|